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Exhibit 99.(a)(26)

        Not for release, publication or distribution in whole or in part, in, into or from Australia, Belgium, Canada or Japan

RECOMMENDED CASH OFFER BY UCB S.A. ("UCB") FOR CELLTECH GROUP PLC ("CELLTECH")

OFFER DECLARED UNCONDITIONAL IN ALL RESPECTS

        UCB announces that, as at 6 July 2004, all conditions of the recommended cash offer for the entire issued and to be issued share capital of Celltech (the "Offer") as set out in the offer document dated 19 May 2004 (the "Offer Document") have now either been satisfied or waived. Accordingly, the Offer is now unconditional in all respects. The Offer will remain open for acceptance until further notice.

        Acceptance Forms not yet returned should be completed and returned in accordance with the instructions in the Offer Document and on the Acceptance Forms so as to be received as soon as possible. The withdrawal rights of holders of Celltech Securities have been terminated.

        As at 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 5 July 2004, valid acceptances of the Offer had been received in respect of a total of 161,931,140 Celltech Shares (including Celltech Shares represented by 1,811,143 Celltech ADSs), representing approximately 58.2 per cent. of the total issued share capital of Celltech. In addition to those ADSs tendered prior to 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 5 July 2004, 3,418 ADSs are subject to notice of guaranteed delivery period.

        Neither UCB nor any person acting, or deemed to be acting, in concert with UCB held any Celltech Shares or rights over Celltech Shares prior to the Offer Period. As of the date of the Offer Document, UCB received irrevocable undertakings to accept the Offer from Celltech Directors and certain members of their immediate families prior to the announcement of the Offer representing approximately 0.18 per cent. of the existing issued share capital of Celltech as at 2 July 2004. Valid acceptances have been received in respect of all of the shares that were subject to these irrevocable undertakings, all of which are included in the total of valid acceptances referred to above.

        In addition, as a result of market purchases made by or on behalf of UCB outside of the United States, UCB has acquired 83,493,000 Celltech Shares, representing approximately 29.98 per cent. of the existing issued share capital of Celltech.

        Accepting Celltech Shareholders and Celltech ADS holders will receive 550 pence in cash for each Celltech Share tendered and the US dollar equivalent to 1,100 pence in cash for each Celltech ADS tendered (unless instructed otherwise by the holder of Celltech ADSs), respectively.

        Settlement of the consideration due to accepting Celltech Shareholders and Celltech ADS holders will be despatched by UCB by no later than 20 July 2004 in respect of Celltech Securities for which valid and complete acceptances of the Offer were received on or before 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 6 July 2004. Settlement of consideration in respect of acceptances received after 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 6 July 2004 will be despatched within 14 days after the receipt of a valid Acceptance Form complete in all respects.

        As stated in the Offer Document, UCB intends, if it receives acceptances under the Offer in respect of 90 per cent. or more of the Celltech Shares to which the Offer relates, to exercise its right pursuant to the provisions of Sections 428 to 430F of the Companies Act 1985 to acquire compulsorily the remaining Celltech Shares for which valid acceptances of the Offer have not been received. In addition, UCB intends to procure that Celltech applies to the UKLA for the cancellation of the listing of Celltech Shares on the Official List and to the London Stock Exchange for the cancellation of the admission to trading of Celltech Shares on the London Stock Exchange. It is anticipated that such cancellation will take effect no earlier than 3 August 2004 which is 20 business days from the date of this announcement. It is also UCB's intention to procure that Celltech applies for delisting of the Celltech ADSs from the New York Stock Exchange and may also request that Celltech terminate the existing deposit agreement through which the ADS program is operated.

PRESS ENQUIRIES:

UCB	Tel: +32 (2) 559 95 88
Laurence Battaille
Lazard (Financial adviser to UCB)	Tel: +44 (0)20 7187 2000
William Rucker
David Gluckman
Samuel Bertrand
Morgan Stanley (Joint financial adviser to Celltech)	Tel: +44 (0)20 7425 5000
Simon Robey
Mark Warham
JPMorgan (Joint financial adviser to Celltech)	Tel: +44 (0)20 7742 4000
Bernard Taylor
Julian Oakley

        Unless the context otherwise requires, terms used in this announcement have the same meanings as in the Offer Document. The full terms and conditions of the Offer (including details of how the Offer may be accepted) are set out in the Offer Document, and the accompanying Acceptance Forms. In deciding whether or not to accept the Offer, Celltech Shareholders must rely solely on the terms and conditions of the Offer and the information, and the procedures described, in the Offer Document and related Acceptance Forms.

        Lazard & Co., Limited ("Lazard") is acting for UCB and no one else in connection with the Offer and will not be responsible to anyone other than UCB for providing the protections afforded to clients of Lazard or for providing advice in connection to the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

        Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for Celltech and no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protections afforded to clients of Morgan Stanley or for providing advice in connection to the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

        J.P. Morgan plc ("JPMorgan") is acting for Celltech and no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protection afforded to clients of JPMorgan or for providing advice in connection to the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

        This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of an offer to purchase or subscribe for any securities.

        In the United States, UCB filed a Tender Offer Statement on Schedule TO containing the Offer Document and other related documentation and Celltech filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on 19 May 2004. Free copies of these documents are available on the SEC's web site at http://www.sec.gov. Celltech Shareholders in the United States are urged to read the Tender Offer Statement, the Solicitation/Recommendation Statement and the related documentation as they contain important information.

        Subject to compliance with all applicable regulations (including the City Code) and in accordance with normal UK market practice and exemptive relief granted by the SEC from Rule 14e-5 under the Exchange Act ("Rule 14e-5"), UCB or its nominees, or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Celltech Securities outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing market prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as is required in the United Kingdom and communicated in the United States by way of an announcement by or on behalf of UCB.

        In accordance with the City Code, normal UK practice and Rule 14e-5, Lazard, Morgan Stanley and JPMorgan and/or their respective affiliates will continue to act as connected exempt market makers or connected exempt principal traders in Celltech Shares on the London Stock Exchange. Information regarding such activities which is required to be made public in the United Kingdom pursuant to the City Code is reported to a Regulatory Information Service of the UK Listing Authority. This information will also be made available to US holders of Celltech Shares and Celltech ADSs, if such holders contact the UK or US Information Agent on the Helpline.

        The availability of the Offer to holders of Celltech Shares or Celltech ADSs who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Holders of Celltech Shares or Celltech ADSs who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

        Unless otherwise determined by UCB and permitted by applicable law and regulation, the Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor is it being made in or into Australia, Belgium or Japan and the Offer is not capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Belgium, Canada or Japan. Accordingly, unless otherwise determined by UCB and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Belgium, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

        The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States, or under the relevant securities laws of Australia, Belgium, Canada or Japan or any other jurisdiction. Accordingly, unless an exemption under such relevant laws is available, Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Belgium, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of Australia, Belgium, Canada or Japan or any other such jurisdiction.

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RECOMMENDED CASH OFFER BY UCB S.A. ("UCB") FOR CELLTECH GROUP PLC ("CELLTECH")